SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BlueLinx Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09624H208

(CUSIP Number)

Christopher Shackelton/Adam Gray 105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09624H208	13D/A	Page 2 of 9

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 340,952
	9.	Sole dispositive power 0
	10.	Shared dispositive power 340,952

11.	Aggregate amount beneficially owned by each reporting person 340,952
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.6%
14.	Type of reporting person (see instructions) IA

CUSIP No. 09624H208	13D/A	Page 3 of 9

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 236,024
	9.	Sole dispositive power 0
	10.	Shared dispositive power 236,024

11.	Aggregate amount beneficially owned by each reporting person 236,024
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.5%
14.	Type of reporting person (see instructions) OO

CUSIP No. 09624H208	13D/A	Page 4 of 9

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 236,024
	9.	Sole dispositive power 0
	10.	Shared dispositive power 236,024

11.	Aggregate amount beneficially owned by each reporting person 236,024
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.5%
14.	Type of reporting person (see instructions) PN

CUSIP No. 09624H208	13D/A	Page 5 of 9

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 340,952
	9.	Sole dispositive power 0
	10.	Shared dispositive power 340,952

11.	Aggregate amount beneficially owned by each reporting person 340,952
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.6%
14.	Type of reporting person (see instructions) IN

CUSIP No. 09624H208	13D/A	Page 6 of 9

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 340,952
	9.	Sole dispositive power 0
	10.	Shared dispositive power 340,952

11.	Aggregate amount beneficially owned by each reporting person 340,952
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.6%
14.	Type of reporting person (see instructions) IN

CUSIP No. 09624H208	13D/A	Page 7 of 9

Explanatory Note: This Amendment No. 4 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to BlueLinx Holdings Inc. (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission on April 15, 2019, and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on May 21, 2019, Amendment No. 2 to the Initial 13D filed on June 10, 2019, and Amendment No. 3 to the Initial 13D filed on February 25, 2020, amends and supplements certain of the items set forth therein.

As set forth below in Item 5(e), as a result of the transactions described herein, on April 29, 2020, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment represents the final amendment to the Initial 13D and constitutes an exit filing for the Reporting Persons.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 of all the cover pages filed herewith are calculated based upon 9,368,874 shares of Common Stock outstanding as of May 4, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2020.

(c)

The Reporting Persons effected the following transactions in the Common Stock on the dates indicated and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty (60) days preceding the date of this Amendment, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less.

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share	Range of Prices
CCP	Open Market Sale	3/24/2020	1,137	$6.2597	$6.2500 - $6.3100
Separate Account	Open Market Sale	3/24/2020	363	$6.2597	$6.2500 - $6.3100
CCP	Open Market Sale	3/25/2020	15,280	$6.3539	$6.3500 - $6.4150
Separate Account	Open Market Sale	3/25/2020	4,958	$6.3539	$6.3500 - $6.4150
CCP	Open Market Sale	4/29/2020	38,296	$6.5067	$6.3400 - $6.8000
Separate Account	Open Market Sale	4/29/2020	11,704	$6.5067	$6.3400 - $6.8000
CCP	Open Market Sale	5/7/2020	3,609	$5.7185	$5.6000 - $5.7550
Separate Account	Open Market Sale	5/7/2020	1,091	$5.7185	$5.6000 - $5.7550
CCP	Open Market Sale	5/11/2020	6,718	$5.3645	$5.3600 - $5.3900
Separate Account	Open Market Sale	5/11/2020	2,053	$5.3645	$5.3600 - $5.3900
CCP	Open Market Sale	5/18/2020	21,693	$5.0670	$5.0500 - $5.2000
Separate Account	Open Market Sale	5/18/2020	6,606	$5.0670	$5.0500 - $5.2000
CCP	Open Market Sale	5/19/2020	49,165	$5.0547	$5.0500 - $5.1125
Separate Account	Open Market Sale	5/19/2020	15,042	$5.0547	$5.0500 - $5.1125

(d)	Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)

As a result of the transactions described herein, on April 29, 2020, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment represents the final amendment to the Initial 13D and constitutes an exit filing for the Reporting Persons.

The information in Item 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

CCM is an investment adviser whose clients, including CCP and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 20, 2020

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact